Exhibit 23.4

Our Ref 29M120/MB/sb

Greenwich Kahala Aviation Ltd Milner House 18 Parliament Street Hamilton Bermuda	9 February 2011

Re:       29M120 Commercial Aviation Industry Overview

Ladies & Gentlemen:

This letter confirms that Ascend would be willing to grant Greenwich Kahala Aviation Ltd permission to disclose/share Ascend’s Report(s) to third parties (“Third Parties”), upon the strict understanding that Greenwich Kahala Aviation Ltd will indemnify Ascend from and against any and all liabilities, losses, damages, costs and expenses Ascend reasonably incurs in connection with any claims brought against Ascend by such third parties resulting from the disclose/sharing of the Report(s).

This consent only covers the publishing of information having its origin in the Report reference 29M120.

This letter further confirms that Ascend and each of its directors or officers (i) is not an affiliate of Greenwich Kahala Aviation Ltd or any of its respective affiliates, (ii) does not have any substantial interest, direct or indirect, in Greenwich Kahala Aviation Ltd, or any of its respective affiliates, (iii) is not connected with Greenwich Kahala Aviation Ltd or any of its respective affiliates as an officer, employee, promoter, partner, director or person performing similar functions and (iv) has not had and does not have any past, present or anticipated future interest in any of the aircraft mentioned above.

Acceptance of these terms is acknowledged by the signatories below.

Sincerely,

/s/ Phil Davies	/s/ Michael Howard
Phil Davies	Michael Howard
Director of Operations	Signed on behalf of
Ascend	Greenwich Kahala Aviation Ltd

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